Via Facsimile and U.S. Mail
Mail Stop 6010

September 23, 2008

Mr. William E. Klitgaard
Corporate Senior Vice President and
Chief Financial Officer
Covance Inc.
210 Carnegie Center
Princeton, New Jersey

Re: Covance Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-12213

Dear Mr. Klitgaard:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief